UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                 SCHEDULE 13D/A

                            -------------------------

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*

                        ROYAL OLYMPIC CRUISE LINES, INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    214 417 7
                                 (SEDOL NUMBER)

                                Hank Gracin, Esq.
                               Lehman & Eilen LLP
                      50 Charles Lindbergh Blvd., Suite 505
                            Uniondale, New York 11553
                                 (516) 222-0888
              (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
                      TO RECEIVE NOTICES AND COMMUNICATION)

                                December 31, 2000
             (Date of Event Which Requires Filing of this Statement)

                If the filing person has previously filed a statement on
Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(f) or 240.13d(g), check the following box: / /

                Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 24013d-7 for other parties to whom copies are to be sent.

       The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEDOL NO. 214 417 7                     13D                   Page 2 of 10 Pages

1.       NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Little Wing, L.P., 13-3778596
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
                                                              (a)   / /
                                                              (b)   /X/
3.       SEC USE ONLY
4.       SOURCE OF FUNDS: WC
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(D) OR 2(E): /  /
6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
7.       SOLE VOTING POWER:                                             0 shares
8.       SHARED VOTING POWER:                                   1,172,000 shares
9.       SOLE DISPOSITIVE POWER:                                        0 shares
10.      SHARED DISPOSITIVE POWER:                              1,172,000 shares
11.      AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON:                        1,172,000 shares
12.      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES:*  / /
13.      PERCENT OF CLASS REPRESENTED BY
         AMOUNT IN ROW (11):                                               8.37%
14.      TYPE OF REPORTING PERSON*:                                           PN

SEDOL NO. 214 417 7                     13D                   Page 3 of 10 Pages

1.       NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Little Wing Too, L.P., 06-1520333
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
                                                            (a)   / /
                                                            (b)   /X/
3.       SEC USE ONLY
4.       SOURCE OF FUNDS: WC
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(D) OR 2(E): /  /
6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
7.       SOLE VOTING POWER:                                             0 shares
8.       SHARED VOTING POWER:                                           0 shares
9.       SOLE DISPOSITIVE POWER:                                        0 shares
10.      SHARED DISPOSITIVE POWER:                                      0 shares
11.      AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON:                                0 shares
12.      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES:*  / /
13.      PERCENT OF CLASS REPRESENTED BY
         AMOUNT IN ROW (11):                                                  0%
14.      TYPE OF REPORTING PERSON*:                                           PN

SEDOL NO. 214 417 7                    13D                    Page 4 of 10 Pages

1.       NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Tradewinds Fund Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
                                                            (a)   / /
                                                            (b)   /X/
3.       SEC USE ONLY
4.       SOURCE OF FUNDS: WC
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(D) OR 2(E): /  /
6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
7.       SOLE VOTING POWER:                                             0 shares
8.       SHARED VOTING POWER:                                     498,900 shares
9.       SOLE DISPOSITIVE POWER:                                        0 shares
10.      SHARED DISPOSITIVE POWER:                                498,900 shares
11.      AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON:                          498,900 shares
12.      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES:*  / /
13.      PERCENT OF CLASS REPRESENTED BY
         AMOUNT IN ROW (11):                                               3.56%
14.      TYPE OF REPORTING PERSON*:                                           CO

SEDOL NO. 214 417 7                     13D                   Page 5 of 10 Pages

1.       NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Quilcap Corp., 13-3780878
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
                                                             (a)   / /
                                                             (b)   /X/
3.       SEC USE ONLY
4.       SOURCE OF FUNDS: WC
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(D) OR 2(E): /  /
6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
7.       SOLE VOTING POWER:                                             0 shares
8.       SHARED VOTING POWER:                                   1,172,000 shares
9.       SOLE DISPOSITIVE POWER:                                        0 shares
10.      SHARED DISPOSITIVE POWER:                              1,172,000 shares
11.      AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON:                        1,172,000 shares
12.      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES:*  / /
13.      PERCENT OF CLASS REPRESENTED BY
         AMOUNT IN ROW (11):                                               8.37%
14.      TYPE OF REPORTING PERSON*:                                           CO

SEDOL NO. 214 417 7                      13D                  Page 6 of 10 Pages

1.       NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Quilcap International Corp., 13-3868725
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
                                                            (a)   / /
                                                            (b)   /X/
3.       SEC USE ONLY
4.       SOURCE OF FUNDS: WC
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(D) OR 2(E): /  /
6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
7.       SOLE VOTING POWER:                                             0 shares
8.       SHARED VOTING POWER:                                     498,900 shares
9.       SOLE DISPOSITIVE POWER:                                        0 shares
10.      SHARED DISPOSITIVE POWER:                                498,900 shares
11.      AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON:                          498,900 shares
12.      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES:*  / /
13.      PERCENT OF CLASS REPRESENTED BY
         AMOUNT IN ROW (11):                                               3.56%
14.      TYPE OF REPORTING PERSON*:                                           CO

SEDOL NO. 214 417 7                   13D                     Page 7 of 10 Pages

Item 1.           Security and Issuer.

         The title of the class of equity security to which this statement relates is the common stock, par value $.01 per share ("Common Stock") of Royal Olympic Cruise Lines, Inc., a foreign corporation (the "Issuer"), whose principal executive offices are located at 87 Akti Miaouli, 185 83 Piraeus, Greece.

Item 2.           Identity and Background.

                  (a) The filing of this Schedule 13D is made by: (i) Little Wing, L.P. ("Little Wing"), a Delaware limited partnership; (ii) Little Wing Too, L.P. ("Little Wing Too") a Delaware limited partnership; (iii) Tradewinds Fund Ltd. ("Tradewinds"), a British Virgin Islands corporation; (iv) Quilcap Corp. ("Quilcap"), a Delaware corporation which is the General Partner of Little Wing and Little Wing Too, respectively; and (v) Quilcap International Corp. ("Quilcap International") a Delaware corporation which is the Investment Manager for Tradewinds.

                  (b) The address of Little Wing is c/o Quilcap Corp., 153 East 53rd Street, Suite 2600, New York, New York 10022. Little Wing Too, Tradewinds, and Quilcap International all share the same address with Little Wing and Quilcap Corp.

                  (c) (i) The principal business of Little Wing and Little Wing Too is that of a private investment entity engaging in the purchase and sale of securities; (ii) the principal business of Quilcap is serving as General Partner of Little Wing and Little Wing Too; (iii) the principal business of Tradewinds is that of private investment entities engaging in the purchase and sale of securities; (iv) the principal business of Quilcap International is serving as Investment Manager for various entities, including Tradewinds.

                  (d) None of the persons referred to in subparagraph(a) above has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) None of the persons referred to in subparagraph (a) above has, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

         The shares of Common Stock acquired by Little Wing, Little Wing Too, and Tradewinds, respectively, were in each case purchased with their working capital in open market transactions.

SEDOL NO. 214 417 7                    13D                    Page 8 of 10 Pages

Item 4.           Purpose of the Transaction

         Little Wing, L.P., Little Wing Too and Tradewinds (the "Reporting Entities") initially acquired the shares of Common Stock in the Issuer for investment purposes only. However, on September 15, 1999, those entities decided to engage in actions designed to (1) influence the Issuer's Board of Directors and to encourage the Board of Directors to effect changes in the management and operations of the Issuer, including proposing specific management changes and the avoidance of conflicts of interests arising from related party transactions and (2) propose and promote to such Directors possible strategic transactions or other actions designed to eliminate losses and/or increase shareholder value. The Reporting Entities may take any of the foregoing actions by themselves or in conjunction with other of the Issuer's shareholders. Except as stated herein, the Reporting Entities have not decided on any single or specific course or plan of action; however, the Reporting Entities reserve the right to take such actions as they deem desirable to protect or enhance the value of their investments in the Issuer.

Item 5.           Interest in Securities of the Issuer

                  (a) As of December 31, 2000, Little Wing, L.P. beneficially owned 1,172,000 shares of Common Stock constituting approximately 8.37% of the shares outstanding based on information provided by the Issuer.

         Little Wing engaged in the following transaction in the Issuer's Common Stock during the 60 days prior to the date of this Report:

December 28, 2000 . . . . . . . . . .  Bought 216,400 shares at $2.625 per share

                  (b) As of December 31, 2000, Little Wing Too, L.P. beneficially owned no shares of Common Stock constituting 0% of the shares outstanding based on the information provided by the Issuer.

         Little Wing Too engaged in the following transaction in the Issuer's Common Stock during the 60 days prior to the date of this Report:

December 28, 2000 . . . . . . . . . . . .Sold 216,400 shares at $2.625 per share

                  (c) As of December 31, 2000, Tradewinds beneficially owned 498,900 shares of Common Stock constituting approximately 3.56% of the shares outstanding based on information provided by the Issuer.

         Tradewinds engaged in no transactions in the Issuer's Common Stock during the period commencing 60 days prior to the filing date of this Report.

SEDOL NO. 214 417 7                   13D                     Page 9 of 10 Pages

                  (d) Little Wing, L.P. and Little Wing Too, L.P. each have the power to vote and dispose of their respective Common Shares, which power may be exercised by Mr. Parker Quillen, as President of Quilcap Corp., the general partner of both entities. Tradewinds has the power to vote and dispose of the Common Shares owned by it, which power may be exercised by Mr. Parker Quillen, as President of Quilcap International, the investment manager of Tradewinds.

Item 6.           Contracts, Arrangements, Understandings or

                  Relationships with Respect to Securities of the Issuer

                  Not applicable.

Item 7.           Material to be Filed as Exhibits

                  Not applicable.

SEDOL NO. 214 417 7                      13D                 Page 10 of 10 Pages

                                   Signatures

         After reasonable inquiry and to the best of his and its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: As of February 13, 2001

LITTLE WING, L.P.                                 QUILCAP CORP.
By:    Quilcap Corp.,
       General Partner

By: /s/ Parker Quillen                             By: /s/ Parker Quillen
    -------------------------                          -------------------------
    Parker Quillen, President                          Parker Quillen, President

TRADEWINDS FUND LTD.                               QUILCAP INTERNATIONAL CORP.
By:    Quilcap International Corp.

By: /s/ Parker Quillen                             By: /s/ Parker Quillen
    -------------------------                          -------------------------
    Parker Quillen, President                          Parker Quillen, President

LITTLE WING TOO, L.P.
By:     Quilcap Corp.,
        General Partner

By: /s/ Parker Quillen
    -------------------------
    Parker Quillen, President